umicore

02 JUL 15 AM 12:18

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA


02042599

For the attention of Mr Paul M. Dudek

DAJ/OS 43/2002

Brussels, July 9, 2002

Dear Sir,

SUPPL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the two press releases issued on July 4, 2002, i.e. :

- "Umicore's 2001 group environment and safety report – new website launched : www.communityrelations.umicore.com".
- "Umicore extends the hedging of its USD exposure".

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours sincerely,

Umicore

J. Fiérain
Manager Corporate Administration

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com

VAT BE401 574 852
Bank 210-0052900-87
TRB 85382

umicore

02 JUL 15 AM 12:18

Press release

4 July 2002

UMICORE'S 2001 GROUP ENVIRONMENT AND SAFETY REPORT

NEW WEBSITE LAUNCHED: www.communityrelations.umicore.com

Third Umicore Environment and Safety Report

Umicore today released, its third Group Environment and Safety Report. The company's 2000 report recently won the award for the best corporate environment report for a Belgian company from the Belgian Institute of Chartered Accountants.

This year the scope of the reporting has been extended from covering only the European Union sites, to covering all of Umicore's sites world wide.

Reporting progress

Two important aspects of Umicore's Environment, Health and Safety (EHS) policy - managing current EHS issues at the sites and managing the historical legacy - are reported at group, as well as at site level. Progress is measured in an objective way by comparing today's environmental performance with the eight objectives set forward in last year's report. The most important conclusions can be summarised as follows:

- **Objective : increase use of recycling material to more than 30 %.** 700,000 tons of Umicore's input material at EU level, is of recycling origin. This represents 29 % of its feedstock. Progress on this objective is therefore ahead of schedule.

- **Objective : respect climate conventions (Kyoto).** Umicore reports for the first time on its CO_2 emissions. The analysis showed a clear decrease in CO_2 emissions (- 10 % compared to the reference year 1990, despite an increased metal production level). The increased use of recycled material and the improved energy performance of new installations have contributed positively to this development. However, Umicore is convinced that further progress would be extremely difficult.

- **Objective : reduce metal emissions by 50 % :** In Belgium, metal emissions into the environment have decreased by more than 50 % in five years. Improvements can still be made by reducing water emissions.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

- **Objective : development of local communication plans and environmental reports.** Several sites across Europe this year published local environmental reports including Hoboken and Olen. It is expected that this number will rise in due course.

Site issues

The report contains a special section on the progress and remaining issues for environmental management at the six largest sites of the Group (Hoboken, Olen, Balen and Overpelt in Belgium; Auby in France and Pirdop in Bulgaria). The report highlights, for example, a strong reduction of dioxin emissions in Olen *(more than 90% reduction in three years)*, as well as the extensive efforts in Hoboken towards improving the relations with the local community.

The progress reported on the rehabilitation of soil and groundwater is of high importance for the company, due to the long history of industrial activities at some of its sites. Extensive remediation programs have been launched at the Pirdop site and in Eijsden (Netherlands). Both are currently in the finalisation stage. The progress made in Flanders is less significant, although the program started earlier. Progress has been delayed by the technical and administrative complexity of the files and differences in legal interpretation. Umicore, however, is ready to move ahead on these matters.

New Community Relations website

Umicore has long recognised the importance of good relationships with its neighbours. A multi-component program to further improve community relations is being developed. In this respect, the company launched the first phase of its new Community Relations website together with its Environmental and Safety Report. This web site will be further completed in the coming months. Furthermore, all main sites in Flanders are organising local stakeholder meetings on the progress of their environmental and community relations programs. The website and the stakeholder meetings aim at improving the dialogue with local communities and with a wider, global audience respectively.

Copies of the group EHS report or the local environmental reports can be downloaded from the website (www.umicore.com).

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

4 July 2002

Umicore extends the hedging of its USD exposure

In line with its hedging strategy which aims at protecting future earnings and cash flows, Umicore has hedged the balance of its US dollar exposure for the year 2004 through forward sales. The US dollar exposure of 2004 is now hedged at an average forward rate of USD 0.91 per Euro. Also, 25% of the dollar exposure for the year 2005 has been hedged at an average exchange rate of about USD 0.98 per Euro.

The full exposure for 2002 and 2003 was previously hedged at average exchange rates of USD 0.94 per Euro and USD 0.93 per Euro respectively.

Besides securing earnings and cash flows, this consistent hedging practice also enhances the earnings visibility for investors.

For more information:
n.v. Umicore s.a.:
Press : *Mrs. Moniek DELVOU - Tel. +32 2 227 70 63 * +32 475 26 64 95 – moniek.delvou@umicore.com*
Investor Relations: *Mrs. Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas: Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.5 billion in 2001 and currently employs some 9,000 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels